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EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in thousands, except ratios)
	2000		2001		2002		2003		2004
Fixed Charges
Interest expensed and capitalized	$24,898		$21,965		$17,014		$20,029		$25,772
Amortization of deferred financing costs	16		12		40		309		584
Interest portion of rental expense (1)	3,222		3,719		4,367		4,741		5,023

Total Fixed Charges	$28,136		$25,696		$21,421		$25,079		$31,379
Earnings Available for Fixed Charges
Income before provision for income taxes	$38,153		$34,378		$52,841		$59,198		$69,451
Fixed charges	28,136		25,696		21,421		25,079		31,379
Capitalized interest	(754)		(779)		(295)		(260)		(480)

Total Earning Available for Fixed Charges	$65,535		$59,295		$73,967		$84,017		$100,350
Ratios of Earnings to Fixed Charges	2.33	x	2.31	x	3.45	x	3.35	x	3.20	x

(1)
Management has estimated the interest portion of rental expense at 24.6 percent of rental expense.

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  EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges